SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                          Commission File Number
                                                          ----------------------
                                                                001-15783

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K      |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
             |_| Form N-SAR

For Period Ending: May 31, 2006
                  --------------------------------------------------------------

|_|   Transition Report on Form 10-K    |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F    |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

      Read the attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

Full name of registrant CASH TECHNOLOGIES, INC.
                        --------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------
Address of principal executive office (Street and number) 1434 West 11th
                                                         -----------------------
Street City, State and Zip Code Los Angeles, Ca 90015
                                ------------------------------------------------

                         Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Cash Technologies, Inc. (the "Company") is unable to file its Form 10KSB for the fiscal year ended May 31, 2006 without unreasonable expense and effort because the consolidation of the financial statements of TAP Holdings, LLC, a majority-owned subsidiary of the Company, which constitutes a material portion of the Company's assets and Revenues, and relevant management discussion and analysis, have not been completed.


                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Bruce Korman                            (213)              745-2000
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(Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Cash Technologies, Inc.

                  (Name of registrant as specified in charter)

                             CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 30, 2006                    By /s/ BRUCE KORMAN
     ---------------                       -------------------------------------
                                               Chief Executive Officer

Additional information and explanation regarding Part IV  Response 3.

      As a result of numerous capital transactions during the fiscal year ending May 31, 2006, we expect to report increased Stockholder Equity of approximately $7,240,000 as of May 31, 2006, compared to $4,145,828 as of May 31, 2005.
Furthermore, net revenue for the year ending May 31, 2006 increased to approximately $8,208,000, compared to $5,718,886 for the year ending May 31, 2005, however net losses for the year ending May 31, 2006 are anticipated to be approximately $5,020,000 compared to a profit of $3,655,760 for the year ending May 31, 2005. For reasons stated in Part III hereof, the aforementioned numbers are subject to adjustment.